FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Register # 175

Santiago, August 9, 2012

Ger. Gen. N° 105/2012

Mr. Fernando Coloma C., Superintendent

Superintendence of Securities and Insurance

Av. Alameda Bernardo O’Higgins 1449

Santiago, CHILE

Re: Notifies Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, on the Securities’ Market, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following “Significant Event”:   In its extraordinary meeting held today, the Board of Directors of Enersis S.A. decided on the following:

1.       Notwithstanding its opposition with the legal arguments contained in Ordinary Official Letter 18,684 issued by the Superintendence of Securities and Insurance on August 3, 2012, the Board declared its intention to continue with the capital increase process which had been proposed by the controlling shareholder, supplementing such process with procedures that may be deemed appropriate for the purpose of compliance with the dispositions contained in Title XVI of the Corporations’ Act.

2.       As a consequence, the Board decided to postpone the summons to an Extraordinary Shareholders’ Meeting which had been planned for September 13, 2012, until such date as may be determined opportunely.

3.       Finally, the Board decided to summon a session for August 22, 2012, with the purpose of adopting the decisions that may be deemed appropriate in compliance with these referenced procedures.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.:        Bolsa de Comercio de Santiago

                Bolsa Electrónica de Chile

                Bolsa de Corredores de Valparaíso

                Banco Santander Santiago – Bondholders Representative

Banco Central de Chile

Depósito Central de Valores

                Comisión Clasificadora de Riesgos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: August 9, 2012